AMERICAN CAMPUS COMMUNITIES, INC.

12700 Hill Country Boulevard, Suite T-200

Austin, Texas 78738

May 28, 2013

Mr. Daniel L. Gordon, Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Campus Communities, Inc.

Form 10-K for year ended December 31, 2012

Filed March 1, 2013

File No. 001-32265

Dear Mr. Gordon:

Set forth below is the response of American Campus Communities, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated May 14, 2013 concerning the above-referenced report. In this response, unless the context requires otherwise, the words “we,” “our,” and “us” refer to American Campus Communities, Inc. and its subsidiaries.

For the convenience of the Staff, we have set forth below the Staff’s comment in bold type, and have followed the comment with the Company’s response in regular type.

Development, page 2: We note that your real estate portfolio includes undeveloped land parcels based on your disclosure on page F-48. In future Exchange Act periodic reports, to the extent your undeveloped land portfolio is material, please include a discussion of the amount of development such land could support.

In consideration of the Staff’s comment, we will include such information in future reports, to the extent such information is finalized for specific land parcels at the time of filing and will be meaningful to readers of the Company’s periodic reports. In addition, the Company has determined that it would be useful to provide the Staff with more detail regarding the Company’s current and historical undeveloped land portfolio, in order to provide a frame of reference for the level of disclosure contained in future reports.

The Company’s undeveloped land portfolio historically consists of a number of land parcels, each with varying characteristics and held for different strategic purposes as detailed below:

•

Certain land parcels are held indefinitely until such time as management determines a development project to be feasible. Feasibility has historically been dependent on many factors, including but not limited to changes in the economic climate of the local market, changes in economics and enrollment at the nearby colleges/universities, current and projected supply in the local market, and fluctuations in construction pricing.

Securities and Exchange Commission

May 28, 2013

•

Adjacent land parcels may be obtained over a period of time in anticipation of an eventual development project. As a result, there is uncertainty as to the size and type of the development project that will ultimately be constructed on these land parcels. During this period, the Company may also explore different transaction structures, including a traditional owned off-campus structure or a possible American Campus Equity (ACE®) transaction. The final determination of the project structure could significantly change the economics, and ultimately the total development costs.

•	Land parcels may be acquired for strategic reasons as a defensive measure to prevent other developers from building projects in certain markets, with no immediate plans to develop these land parcels.

•	Other land parcels may be acquired as part of a portfolio transaction. At closing, the Company may have no plans to develop these land parcels in the foreseeable future.

As the timing and details of specific development projects may be unknown at the time of filing of a periodic report, the Company respectfully submits that providing details regarding the estimated amount of development our land portfolio could support may not be accurately ascertained. In addition, such disclosure may be misleading in circumstances when no firm development plans exist, or when various development scenarios and timelines are currently being explored, which could result in investors erroneously assuming that such development projects are a firm component of the Company’s development pipeline.

Item 7. Management’s Discussion and Analysis of Financial Condition, ATM Equity Programs, page 40: We note your disclosures regarding your at-the-market share offering programs. In future Exchange Act periodic reports, please expand your disclosure to identify the amount remaining in each program and the use of the proceeds received in connection with these programs.

The Company respectfully refers the Staff to the detailed disclosure of its ATM Equity Program (the “Program”) in Item 15, Exhibits and Financial Statement Schedules, Notes to Consolidated Financial Statements, Footnote 12, page F-34. In this footnote, the Company discloses numerous details of the Program, including the statement that no further common shares were remaining under the Program as of December 31, 2012. In an effort to avoid duplicative disclosure in two sections of the Company’s Form 10-K, the Company provided such detailed disclosures in the Notes to Consolidated Financial Statements and referred readers to that section from the Management’s Discussion and Analysis of Financial Condition section.

Additionally, the Company confirms that in future filings we will expand our disclosure to include a discussion of the use of proceeds received under our ATM Equity Program.

Liquidity and Capital Resources, Recurring Capital Expenditures, page 41: We note that you disclose recurring capital expenditures by year. In future filings please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development, redevelopment/renovations and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

In future filings, the Company will provide the requested breakdown and reconciliation to the Consolidated Statement of Cash Flows. Upon analyzing the Company’s capital expenditures and the appropriate disclosure of such, the Company will provide the following components, the total of which

Securities and Exchange Commission

May 28, 2013

will reconcile to the Consolidated Statement of Cash Flows: (i) recurring capital expenditures; (ii) acquisition-related capital expenditures; (iii) renovation costs, and (iv) strategic repositioning and other capital expenditures. These classifications may be expanded or combined in the future depending on the nature and materiality of such capital expenditures. The Company respectfully submits that total capital expenditures for new development projects is already a separate component on the Company’s Consolidated Statement of Cash Flows, and as such no additional reconciliation is needed for that amount.

Liquidity and Capital Resources, Recurring Capital Expenditures, page 41: We also note that you capitalize soft costs such as interest, payroll and other G&A expenses. In future filings please disclose the amount of these soft costs capitalized below the table that breaks down total capital expenditures between new development, redevelopment and other capital expenditures. Please provide a narrative discussion for fluctuations from year to year.

The Company respectfully refers the Staff to the following disclosure in Item 15, Exhibits and Financial Statement Schedules, Notes to Consolidated Financial Statements, Footnote 2, Investments in Real Estate, page F-14:

Project costs directly associated with the development and construction of an owned real estate project, which include interest, property taxes, and amortization of deferred finance costs, are capitalized as construction in progress. Upon completion of the project, costs are transferred into the applicable asset category and depreciation commences. Interest totaling approximately $9.8 million, $6.6 million and $1.1 million was capitalized during the years ended December 31, 2012, 2011 and 2010, respectively. Amortization of deferred financing costs totaling approximately $0.2 million, $0.3 million and $13,000 was capitalized as construction in progress during the years ended December 31, 2012, 2011 and 2010, respectively.

The Company respectfully advises the Staff that it does not disclose that payroll and other G&A expenses are capitalized, nor does it disclose the amount of such soft costs. However, upon carefully considering the Staff’s comment, in future filings, as a narrative enhancement to the table of capital expenditures that is reconciled to the Consolidated Statement of Cash Flows, the Company will expand its disclosure to include a statement regarding the capitalization of soft costs such as interest and deferred financing costs for owned development projects. Additionally, the Company will refer the reader to Footnote 2 in the Notes to Consolidated Financial Statements for such amounts. The Company will also enhance such disclosure to include a narrative discussion of fluctuations from year to year in these amounts.

Signatures, page 55 - Please advise us whether the controller or principal accounting officer signed the Form 10-K. Please refer to General Instruction D(2)(a) to Form 10-K.

The Company respectfully submits that Jonathan A. Graf, the Company’s Principal Financial Officer as noted on the signature page of our Form 10-K, also serves as the Company’s Principal Accounting Officer. The Company regrets the oversight of not including this designation on the signature page and will revise future filings accordingly.

Consolidated Statements of Comprehensive Income, page F-6 - We note that you have included distributions declared per common share on the face of your Consolidated Statements of Comprehensive Income. Please tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Securities and Exchange Commission

May 28, 2013

After reviewing Accounting Standards Codification (“ASC”) 260-10-45-5 in conjunction with Regulation S-X 10-01(b)(2), the Company now considers that dividends per common share should not be shown on the face of the Consolidated Statements of Comprehensive Income in the Company’s Annual Reports on Form 10-K, although the Company believes that under Regulation S-X 10-01(b)(2) this information may continue to be shown on the face of such statement in interim periods. Accordingly, the Company will remove dividends per common share from the Consolidated Statements of Comprehensive Income in future Annual Reports on Form 10-K.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or wish to discuss further the foregoing responses, please do not hesitate to contact the undersigned at (512) 732-1000.

Very truly yours,

/s/ Jonathan A. Graf

Jonathan A. Graf

Executive Vice President, Chief Financial Officer,

Treasurer and Secretary